Exhibit

PRESS RELEASE	For Immediate Release
For further information, please contact:

Jilin Chemical Industrial Company Limited	Tel: (+86-432) 390-3651
Mr. Li Chunqing	Fax: (+86-432) 302-8126
E-mail: jcic@jcic.com.cn

Fortune China Public Relations Ltd.	Tel: (+852) 2838-1162
Ms. Nellie Chan	Fax: (+852) 2834-5109
E-mail: nellie.chan@fortunechina.com.hk
Jilin Chemical Industrial Company Limited
to Terminate Its American Depositary Receipt Program
February 28, 2006, Jilin City, Jilin Province, PRC — Jilin Chemical Industrial Company Limited (“Jilin” or the “Company”) today announced that it intends to terminate its American Depositary Receipt (“ADR”) program, to take effect at the end of trading on April 3, 2006.
Jilin has given notice to The Bank of New York (“BONY”), the depositary for its ADR program, to terminate the ADR program pursuant to a Deposit Agreement dated May 19, 1995, among Jilin, BONY and holders of the Jilin ADRs (the “Deposit Agreement”). At Jilin’s request, BONY is expected to cease issuing new ADRs as of March 2, 2006 and is expected to withdraw the registration statement on Form F-6 with respect to unissued ADRs in the ADR program on March 3, 2006. Jilin and BONY have also agreed to amend the Deposit Agreement to shorten from one year to 60 days the period after termination of the Deposit Agreement during which Jilin ADR holders may exchange their Jilin ADRs for underlying overseas listed foreign invested shares of Jilin (the “H Shares”).
Following the termination of the amended Deposit Agreement, expected to be effective April 3, 2006, Jilin ADRs will no longer be transferable. Holders of Jilin ADRs will, however, be entitled to return their ADRs to BONY before 5:00 p.m. (New York City time) on June 2, 2006 and receive the appropriate number of the underlying H Shares, subject to cancellation fees charged by BONY pursuant to the Deposit Agreement.
On or after June 5, 2006, BONY will sell all the deposited H Shares then held under the Deposit Agreement. The remaining ADR holders may obtain the cash proceeds corresponding to such a sale, net of any applicable charges, expenses, taxes or governmental charges, derived from the number of H Shares represented by their ADRs, by returning their ADRs to BONY after the completion of such a sale.

BONY will shortly inform registered holders of Jilin ADRs of the termination of the program and will provide directions on how to proceed.
The expected schedule for termination of ADR program

March 3, 2006	▪	Withdrawal of registration statement on Form F-6

April 3, 2006	▪	Termination of Jilin’s ADR program

5:00 p.m. (NYC time) on June 2, 2006	▪	Deadline for Jilin ADR holders to exchange their ADRs for underlying H Shares

On or after June 5, 2006	▪	Remaining ADR holders may return their ADRs for net cash receipt after fees and expenses
As previously announced, Jilin’s ADRs were delisted from the New York Stock Exchange (the “NYSE”) with effect at the opening of business on February 15, 2006 pursuant to an order from the United States Securities and Exchange Commission. As the result of the delisting of the H Shares from the Hong Kong Stock Exchange on January 23, 2006 and the delisting of the Jilin ADRs from the NYSE on February 15, 2006, Jilin H Shares and Jilin ADRs are not listed on any recognized stock exchange.
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The Company is one of the PRC’s largest producers of basic chemical and chemical raw materials, and one of the PRC’s largest diversified chemical enterprises. Its primary business consists of the production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and other chemical products.
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This press release does not constitute an offer to purchase, an offer for sale of or a solicitation of an offer to sell or purchase any securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Certain statements contained in this press release might be viewed as “forward-looking statements” within the meaning of the U.S. Securities Act of 1933 and the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the performance or financial condition of the Company to be materially different from any future performance or financial condition implied by such statements.
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